September 30, 2002

via EDGAR

Securities and Exchange Commission
Division of  Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Exchange Applications, Inc. (the "Company") - Registration Statement on
    Form S-1 (File No. 333-71542) (the "Registration Statement") filed on October 12, 2001.

Ladies and Gentlemen:

As previously noted in a letter to Ms. Barbara C. Jacobs, dated April 22, 2002, the Company requests withdrawal of the Registration Statement previously filed with the Commission on October 12, 2001.

In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, the Company confirms that no securities of the Company were sold pursuant to the Registration Statement. Effectivemess of the Registration Statement has not been granted. The grounds on which the Company makes this application are that there is no longer a present intention to offer or sell the securities under the Registration Statement.

The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

         2. That an order with the date of granting of this withdrawal be included in the files of the Commisssion for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

If you have any questions or would like to discuss in more detail, please contact me at 617-790-2504.

Sincerely,


/s/ J. Chris Wagner


J. Chris Wagner
President and CEO